UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION, NATIONAL ASSOCIATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2021 and 2020 and for the
Year Ended December 31, 2021

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2021 and 2020 and for the
Year Ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4j – Schedule of Reportable Transactions	14

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, and Benefits Committee of Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2021, and reportable transactions for the year then ended (referred to as the “supplemental schedules), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2000.

Salt Lake City, Utah
June 23, 2022

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value:
Zions Bancorporation, N.A. common stock	$414,877,831	$321,707,968
Common collective trusts	549,352,621	434,817,246
Registered investment companies	768,516,578	678,354,090
	1,732,747,030	1,434,879,304
Receivables:
Participant and employer contributions	13,785,736	4,345,008
Notes receivable from participants	18,992,187	19,675,177
	32,777,923	24,020,185
Net assets available for benefits	$1,765,524,953	$1,458,899,489

See accompanying notes to financial statements.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions to/(deductions from) net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$272,153,640
Interest and dividends	47,509,022

Contributions:
Participant	62,161,777
Employer	50,797,261
Transfer from related plan	6,666,829
Rollovers	7,249,837

Benefits paid directly to participants	(139,912,902)

Net increase	306,625,464

Net assets available for benefits:
Beginning of year	1,458,899,489
End of year	$1,765,524,953

See accompanying notes to financial statements.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements
1.    DESCRIPTION OF PLAN
The following description of the Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation, National Association (“the Bank”, “Zions Bancorporation, N.A.”) is the Plan sponsor. The Bank’s Benefits Committee (“the Benefits Committee”) administers the Plan.
Eligibility
Participation in the Plan through employee salary deferral is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service and be employed on December 31st.
A matching contribution is provided to participants after completing at least one year of employment, measured from the date of hire. Matching contributions begin after the employee satisfies the one year employment condition and is based on the salary reduction contributions made after that date.
Contributions
Participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowable participant contribution, which was $19,500 for 2021 and $19,500 for 2020. Under applicable law, participants attaining the age of 50 during or prior to 2021 are eligible to make catch-up contributions. The Bank provides a matching contribution of 100% for the first 3% of the participant’s eligible compensation and 50% for the next 3%.
Contributions by the Bank under the noncontributory profit sharing feature are discretionary. Contribution rates may range up to 3.5% of participants’ compensation based on the Bank’s return on average common equity, as defined, for the Plan year.

These contributions are approved and made subsequent to the end of the Plan year. For the 2021 Plan year, $22,650,440 was contributed in February 2022. The profit sharing contribution was funded using $591,614 of employee forfeitures, $10,152,334 of excess pension funds (as more fully described below in Plan Amendments) and $11,906,492 in cash from the Bank. The cash contribution from the Bank increased employer contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2021 and employer contributions receivable in the statements of net assets available for benefits as of December 31, 2021.
The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (the “Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Bank’s matching contributions.
The Plan allows rollovers by participants from nonaffiliated qualifying plans.
Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Bank’s common stock, which is done on a real-time basis, is identified and allocated directly to the participant’s account without regard to the allocation process. Administrative expenses are included in "Benefits paid directly to participants" in the Statement of Changes in Net Assets Available for Benefits and were $853,803 in 2021.
Vesting and Payment of Benefits
Participant and Bank matching contributions plus investment earnings are immediately vested. Bank contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%
A year of vesting service is determined by the length of time an individual is an employee. Fractional years are rounded to the nearest one twelfth of a year. Periods of service are based on full calendar months, crediting an employee with a full month if the employee works at least one hour of service during the month.

Nonvested amounts forfeited by terminated participants are used first to reduce the Bank’s profit sharing contributions. If profit sharing contributions are not made during a given Plan year, any amounts forfeited may be used at the Bank’s election to reduce the Bank’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.
Participants are 100% vested if employed by the Bank when normal retirement age is attained. Distributions are eligible to be paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Distributions are made in shares, cash, or a combination of the two, depending on the participant’s investment options.
Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Bank’s common stock. The Bank’s matching contribution is made in cash and is invested according to each participants's investment election. Participants may diversify to other Plan investments up to 100% of their existing investments in the Bank's common stock received as Bank matching contributions from prior years. The noncontributory profit sharing contribution is invested in the Banks's common stock purchased in the open market. However, three years of participation in the Plan are required before participants can diversify their investments in the Bank's common stock resulting from the Bank's profit sharing contributions.
Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.
Plan Termination
Although the Bank has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.
Plan Amendments
During the 2021 plan year there were no new amendments adopted. For the 2020 plan year four amendments were adopted and each is summarized below:
The Fourth Amendment created a suspense account in the Plan into which excess pension funding would be transferred. The amendment details the rules by which the suspense account must operate and was executed on September 11, 2020. The excess pension funds were deposited into the suspense account on October 28, 2020 with a value of

$20,044,834. On March 19,2021 $6,692,054 was deposited in the suspense account from a refund from the annuity insurance provider. These funds are reported in the statements of net assets available for benefits in the common collective trust fund as of December 31, 2020 and 2021 and in the statement of changes in net assets available for benefits in transfer from related plan for the year ended December 31, 2020. These amounts will be ratably used over three years to partially fund profit sharing contributions to the Plan. The annuity insurance provider completed it's final reconcilement of the information provided by the Zions Bancorporation, N.A. Pension Plan through December 31, 2021. The annuity insurance provider refunded $90,838 on March 11, 2022 as the final settlement.
The Fifth Amendment eliminates any provision in the Plan that may otherwise permit the acquisition of employer securities through an exempt loan transaction or the allocation of employer securities to participant accounts that could be released from a suspense account maintained for that purpose. This amendment was executed on September 11, 2020.
The Sixth Amendment provides earlier eligibility for "safe harbor" matching contributions under the Plan and to allow employees that have completed one year of employment to receive matching contributions for deferrals made following the one year anniversary of their hire date. This amendment was executed on September 11, 2020.
The Seventh Amendment conforms the plan to the applicable provisions of the final regulations governing hardship distributions and removes the requirement that employer matching contributions be made in employer securities. This amendment was executed on December 23, 2020.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting under U.S generally accepted accounting principles (“GAAP”).
Investment Valuation, Income Recognition and Benefit Payments
Investments are reported at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Benefits are recorded when paid. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. Amounts included in interest and dividends in the statement of changes in net assets available for benefits was $1,042,184 in 2021 and $1,035,281 in 2020. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Concentration of Investments
The Plan’s net assets available for benefits at December 31, 2021 and 2020 include investments in the Bank’s common stock of $414,877,831 (6,567,366 shares) and $321,707,968 (7,400,918 shares), respectively. These investments represent a 4.3% and 4.5% ownership of the Bank’s outstanding common stock at December 31, 2021 and 2020, respectively.
Recently Issued Accounting Pronouncements
There have been no recent accounting pronouncements and developments that would significantly impact the financial statements or operations.
Subsequent Events
The Plan evaluated subsequent events through June 23, 2022, the date the financial statements were available to be issued.
3.    INVESTMENTS
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.
The Plan’s investment activity in the Bank’s common stock for 2021 includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed in the following schedule.

Significant changes in net assets during 2021 and 2020 relating to transactions of the Bank’s common stock are as follows:

	December 31,
	2021	2020

Net Appreciation/(Depreciation) in fair value	$140,966,341	$(55,312,678)
Dividends	9,743,072	9,689,311
Interest on loans	44,129	80,662
Contributions	13,312,673	50,149,882
Net transfers to other investments	(43,251,151)	(18,067,026)
Benefits paid directly to participants	(27,645,201)	(24,198,069)
Net Increase/Decrease in Bank common stock	93,169,863	(37,657,918)

Bank common stock at beginning of year	321,707,968	359,365,886
Bank common stock at end of year	$414,877,831	$321,707,968
4.    FAIR VALUE
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities in active markets that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock, registered investment companies and a portion of common collective trusts.
Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, observable inputs other than quoted prices that are used in the valuation of an asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:
Bank common stock – Shares of the Bank’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trusts – The Plan holds the Fidelity Managed Income Portfolio II – Class 4. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. Participation units in the fund are valued at the net asset value (“NAV”) as the practical expedient as determined by the issuer of the fund. The Plan also holds target date common collective trusts whose fair market value is readily determinable by the quoted market prices of the underlying assets held in the trusts.
Registered investment companies – These mutual funds are valued at quoted market prices for shares held by the Plan at year-end.
Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$414,877,831	$—	$—	$414,877,831
Registered investment companies	768,516,578			768,516,578
Common collective trusts	435,499,548			435,499,548

Total	$1,618,893,957	$—	$—	1,618,893,957

Investments that use NAV				113,853,073
Total investments				$1,732,747,030

	December 31, 2020
(In millions)	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$321,707,968	$—	$—	$321,707,968
Registered investment companies	678,354,091			678,354,091
Common collective trusts	323,091,061			323,091,061

Total	1,323,153,120	$—	$—	1,323,153,120

Investments that use NAV				111,726,184
Total investments				$1,434,879,304
No transfers occurred between Levels 1, 2, or 3 during 2021.

As shown in the previous schedules, the fair value hierarchy excludes investments in a common collective trust which are based upon the NAV. The following presents additional information as of December 31, 2021 and 2020 for the common collective trust fund whose fair value is based on NAV per share:

Fair value at December 31,		Investment	Unfunded commitments	Redemption

2021:	$113,853,073	Common collective trust fund	None	Any business day, subject to certain restrictions.
2020:	$111,726,184	Common collective trust fund	None	Any business day, subject to certain restrictions.
5.    TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2021, the Plan received dividends from the Bank’s common stock it held of $9,743,072. Purchases and sales of the Bank’s common stock in 2021 were $33,322,937 and $80,990,306, respectively. The amount of purchases included $9,195,404 of exchanges that were made by participants from other investments in the Plan during 2021.
As of December 31, 2021 and 2020, the Plan’s assets include $535,746,491 and $487,673,637, respectively, of investment assets that are issued and managed by affiliates of Fidelity, the Trustee of the Plan.
6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7.    INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 26, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as restated and amended, is qualified and the related trust is tax-exempt.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400 Plan: 006

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation, N.A. common stock
*	ZIONS BANCORPORATION, N.A.	COMMON STOCK (6,567,366 shares)	$237,159,521		$414,877,831

	Common collective trusts
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 2 (6 units)			6
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 4 (113,853,067 units)			113,853,067
					113,853,073
	Lifecycle
	VANGUARD		TARGET RETIREMENT INC (192,307 shares)		8,401,891
	VANGUARD		TARGET RETIREMENT 2015 (148,691 shares)		6,283,672
	VANGUARD		TARGET RETIREMENT 2020 (913,686 shares)		41,152,411
	VANGUARD		TARGET RETIREMENT 2025 (1,368,151 shares)		63,783,184
	VANGUARD		TARGET RETIREMENT 2030 (1,644,177 shares)		78,032,654
	VANGUARD		TARGET RETIREMENT 2035 (1,088,272 shares)		53,749,749
	VANGUARD		TARGET RETIREMENT 2040 (1,239,504 shares)		64,664,945
	VANGUARD		TARGET RETIREMENT 2045 (946,463 shares)		50,834,539
	VANGUARD		TARGET RETIREMENT 2050 (754,662 shares)		40,864,947
	VANGUARD		TARGET RETIREMENT 2055 (230,614 shares)		16,724,131
	VANGUARD		TARGET RETIREMENT 2060 (161,044 shares)		9,213,299
	VANGUARD		TARGET RETIREMENT 2065 (50,926 shares)		1,794,126
					435,499,548
					549,352,621
	Registered investment companies
	Domestic
	COLUMBIA		ACORN USA I3 (1,455,996 shares)		24,518,966
	AMERICAN BEACON		LARGE CAP VALUE INSTITUTIONAL (1,598,947 shares)		45,138,281
	PIMCO FUNDS		TOTAL RETURN INSTITUTIONAL (4,827,739 shares)		49,580,881
	WELLS FARGO ADV		SPECIAL SMALL CAP VALUE (400,299 shares)		17,513,067
	VANGUARD		MID CAP INDEX INSTITUTIONAL (627,804 shares)		43,751,660
	VANGUARD		SMALL CAP INDEX INSTITUTIONAL (296,888 shares)		32,170,834
	VANGUARD		SELECTED VALUE (766,353 shares)		23,488,717
	JANUS		ENTERPRISE N FUND (444,191 shares)		70,870,599
*	FIDELITY INVESTMENTS		CONTRAFUND K6 (6,679,762 shares)		155,905,652
*	FIDELITY INVESTMENTS		BALANCED K (1,171,207 shares)		35,569,556

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN: 87-0227400    Plan: 006

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

*	FIDELITY INVESTMENTS	500 INDEX INSTITUTIONAL (939,688 shares)		155,349,200
*	FIDELITY INVESTMENTS	U.S. BOND INDEX (1,438,136 shares)		17,228,868
*	FIDELITY INVESTMENTS	GOVT OBLIGATIONS MONEY MARKET (25,640,376 shares)		25,640,376
				696,726,657
	International
	T. ROWE PRICE	EMERGING MARKETS STOCK (333,121 shares)		15,110,375
	T. ROWE PRICE	SPECTRUM INTERNATIONAL EQ (784,273 shares)		12,642,488
	AMERICAN FUNDS	EUROPACIFIC GROWTH R6 (182,872 shares)		11,837,293
*	FIDELITY INVESTMENTS	INTERNATIONAL INDEX (653,272 shares)		32,199,765
				71,789,921
				768,516,578
				$1,732,747,030
	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with maturities through December 2031		$18,992,187

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400 Plan: 006

Year Ended December 31, 2021

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Trans- action Date	(i) Net Gain (Loss)

Category 3 – Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets

Zions Bancorporation, N.A.	Common Stock	$33,322,937	$—	$33,322,937	$33,322,937	$—

Zions Bancorporation, N.A.	Common Stock	—	80,990,306	54,685,012	80,990,306	26,305,294

No category 1, 2 or 4 reportable transactions occurred during 2021. Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zions Bancorporation, N.A. Payshelter 401(K) and Employee Stock Ownership Plan

June 23, 2022

By:	/s/ Paul E. Burdiss
Name:	PAUL E. BURDISS,
Executive Vice President and Chief Financial Officer of Zions Bancorporation, National Association

F-2